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SEC FILE NUMBER
8-67585

Mail Processing Section
MAR 03 2021
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TWG Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 W. Jackson Blvd., 8th Floor

(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kortney R. Wilson (312) 356-2341

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kortney R. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TWG Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DocuSigned by: Kortney Wilson
C5731C9B3A8D48A... Signature

Principal / Vice-President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TWG Securities, Inc.

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from Covid 19, TWG Securities, Inc. (SEC File Number 8-67585, FINRA CRD #143626) is making this filing without a notarization.

175 West Jackson Boulevard, 8th Floor, Chicago, Illinois 60604 *tel*: 312.356.2341 *fax*: 312.395.9408

TWG Securities, Inc.

Financial Statements and Supplementary Information

As of and for the Year Ended December 31, 2020

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of TWG Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TWG Securities, Inc. (the "Company") as of December 31, 2020, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1, Computation for Determination of the Reserve Requirements Under Securities and Exchange Commission Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1, Computation for Determination of the Reserve Requirements Under Securities and Exchange Commission Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2021

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

TWG Securities, Inc.
Statement of Financial Condition
December 31, 2020
(amounts in thousands)

Assets		
Cash	$	513
Deferred tax asset		2
Prepaid expenses		27
Total assets	$	542
Liabilities and stockholder's equity		
Liabilities		
Income tax payable	$	6
Accrued liabilities		362
Total liabilities		368
Commitments and contingencies (Note 7)		
Stockholder's equity		
Common stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding		-
Additional paid-in capital		82
Retained earnings		92
Total stockholder's equity		174
Total liabilities and stockholder's equity	$	542

See accompanying notes.

TWG Securities, Inc.
Statement of Income
Year Ended December 31, 2020
(amounts in thousands)

Revenues		
Fee income	$	466
Expenses		
Legal fees		206
Salaries and benefits		83
Audit fees		75
Licensing and registration		29
Rent		28
Underwriting, general and administrative expenses		27
Total expenses		448
Income before provision for income taxes		18
Income tax expense		4
Net income	$	14

See accompanying notes.

TWG Securities, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2020
(amounts in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2020	$ -	$ 82	$ 78	$ 160
Net income	-	-	14	14
Balance, December 31, 2020	$ -	$ 82	$ 92	$ 174

See accompanying notes.

TWG Securities, Inc.
Statement of Cash Flows
December 31, 2020
(amounts in thousands)

Operating activities		
Net income	$	14
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred tax benefit		2
Changes in operating assets and liabilities:		
Prepaid expenses		(5)
Income tax payable		13
Accrued liabilities		164
Net cash provided by operating activities		188
Cash and cash equivalents at beginning of period		325
Cash and cash equivalents at end of period	$	513

See accompanying notes.

(amounts in thousands)

1. Organization and Operations

TWG Securities, Inc. (the Company), a Delaware corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and with the securities commissions in all 50 states. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated, and became licensed with FINRA, in 2007. In January 2016, TWG Holdings, Inc. (TWGH), a wholly owned subsidiary of The Warranty Group, Inc. (TWG), acquired all of the shares of the Company. In May 2018, TWG was acquired by Assurant, Inc. (AIZ).

The sole activities of the Company are to serve as a brokerage agent for AIZ and various other captive reinsurance companies in the sale of securities of such entities to a limited number of investors in offerings exempt from the registration requirements of The Securities Act of 1933.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Revenue Recognition

The Company provides brokerage agency services pursuant to an annual contract with an affiliated entity with monthly payments (which include an expected fee amount, which can be supplemented during the year pursuant to an agreement among TWG and Company management that may occur if incremental expenses were to arise). The resultant fees are not contingent on the volume of such services. The contract terms are negotiated on a periodic basis to reflect compensation based on expected expenses incurred by the Company. The performance obligation for providing such services is satisfied over time as AIZ is receiving and consuming the benefits as they are needed.

Legal Fees

Legal fees are expensed as incurred. Such fees generally relate to services to assess the impact of legal and regulatory updates to various offering documents and may vary on a year to year basis.

(amounts in thousands)

Income Taxes

The Company is included in the consolidated federal income tax return of the U.S. consolidated tax group of AIZ. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. The Company recognizes deferred income tax assets and liabilities for the future tax effects attributable to temporary differences between the financial statements and tax return bases of assets and liabilities based on enacted rates and other provisions of applicable tax law. All income taxes are settled in cash pursuant to a formal tax sharing agreement. The Company classifies all penalties and interest related to all tax matters in income tax expense, as and if applicable. The Company files various state tax returns.

3. Income Taxes

The income tax expense consists of the following for the year ended December 31, 2020:

Federal & state – current income tax expense	$ 2
Federal & state – deferred income tax expense	2
Total income tax expense	$ 4

A reconciliation of the income tax expense based on the U.S. federal tax rate to the provision reported for the year ended December 31, 2020, is as follows:

Federal tax rate	21.0%
State income taxes, net of federal benefit	(0.5)
Effective tax rate	20.5%

Components of the Company's deferred tax assets and (liabilities) at December 31, 2020 are as follows:

Net operating loss carryforwards	$ 6
Prepaid expenses	(4)
Net deferred tax assets	$ 2

At December 31, 2020, the Company had federal net operating loss carryforwards of $31 thousand that will expire in 2034. The utilization of the net operating loss is subject to limitation under Internal Revenue Code section 382.

The Company did not recognize any liability for uncertain tax benefits and does not expect that there will be any significant change over the next 12 months. In addition, the Company did not recognize any liabilities for interest related to unrecognized tax benefits at December 31, 2020.

(amounts in thousands)

The Company, through its inclusion in the consolidated federal income tax return of the U.S. consolidated tax group of AIZ, has substantially concluded all U.S. federal income tax matters for years through 2015. Substantially all state and local income tax matters have been concluded for years through 2008.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirement pursuant to SEC Rule 15c3-1 (the "Rule"). The Company is required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness or $5 thousand, as defined in the Rule given the nature of the Company's operations. At December 31, 2020, the Company had net capital of $147 thousand, which was in excess of its required net capital of $25 thousand (or 6.67% multiplied by total December 31, 2020 total liabilities of $368 thousand). At December 31, 2020, the Company's percentage of aggregate indebtedness to net capital was 253.8%.

The Rule effectively restricts advances to affiliates or capital withdrawals.

5. Related-Party Transactions

As discussed in Note 2, the Company receives fees from an affiliated entity on a monthly basis based on a contractually agreed-upon amount.

Employees of AIZ provide various management and administrative functions for the Company. On a monthly basis, TWGH allocates time and payroll tax related expenses incurred related to management and administrative functions performed by AIZ employees to the Company, subject to an intercompany expense sharing agreement. During the year ended December 31, 2020, the Company was allocated $83 thousand for these expenses, which is recorded as Salaries and Benefits on the Statement of Income.

Under the terms of the intercompany agreement, the Company also pays TWGH a monthly fee for expenses related to rent, utilities, information and technology, and other office expenses. The expenses for the year ended December 31, 2020 were $28 thousand and are recorded as Rent on the Statement of Income.

The Company records the expenses each month as incurred. Expenses associated with rent are allocated based on the square footage utilized for office space, and the remainder is then allocated based on estimated usage of utilities, information and technology, and other office expenses. Management believes that such costs are indicative of fair value of such services and related allocations. However, given the nature of related party transactions, there can be no assurances that such expenses would be equivalent to amounts that would be charged by unrelated parties.

6. Fidelity Bond

The Company maintains a $100 thousand fidelity bond.

7. Commitments and Contingencies

The Company may become directly (or indirectly through its affiliates) involved in litigation in the ordinary course of business. The Company may from time to time be subject to a variety of legal and regulatory actions relating to the Company's current and past business operations.

Although the Company cannot predict the outcome of any pending or future litigation, examination or investigation, it is possible that the outcome of such matters could have a material adverse effect on the Company's results of operations or cash flows for an individual reporting period. However, based on currently available information, management does not believe that any pending matters are likely to have a material adverse effect, individually or in the aggregate, on the Company's financial condition.

8. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the issuance date of these financial statements on February 26, 2021. There were no subsequent events to recognize or disclose in the financial statements.

Supplementary Information

TWG Securities, Inc.

Schedule I - Computation of Net Capital
Under Securities and Exchange Commission Rule 15c3-1
(amounts in thousands)
December 31, 2020

Computation of net capital:		
Total stockholder's equity from Statement of Financial Condition	$	174
Less nonallowable assets:		
Prepaid expenses		(27)
Net deferred tax assets		(2)
Net capital		145
Net capital requirement		
(greater of 6.67% of aggregate indebtedness or $5 thousand)		25
Excess net capital	$	120
Aggregate indebtedness:		
Income tax payable		6
Accrued liabilities		362
Total aggregate indebtedness	$	368
Percentage of aggregate indebtedness to net capital		253.8%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Part IIa filing as of December 31, 2020 submitted on January 27, 2021.

TWG Securities, Inc.

Schedule II - Computation for
Determination of the Reserve Requirements Under Securities and
Exchange Commission Rule 15c3-3

December 31, 2020

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. As a result, the Company has not included the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

TWG Securities, Inc.

Schedule III – Information Relating to
the Possession or Control Requirements Under Securities and Exchange
Commission Rule 15c3-3

December 31, 2020

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. As a result, the Company has not included Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

pwc

Report of Independent Registered Public Accounting Firm

To the Management of TWG Securities, Inc.

We have reviewed TWG Securities, Inc.'s assertions, included in the accompanying TWG Securities, Inc. Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to facilitating private placements of participating stock transactions directly between customers and reinsurance companies, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020 except as described in its exemption report with respect to one instance when funds were received on March 24, 2020 during a time that the Company's office was inaccessible due to the COVID-19 pandemic. The Company contacted the customer who sent the funds to request an immediate stop payment. The Company communicated this matter to the local FINRA Coordinator on March 24, 2020.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 26, 2021

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017 T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

TWG Securities, Inc. Exemption Report

TWG Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report as a Non-Covered Firm engaged solely in Non-Covered Firm Activities relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to facilitating private placements of participating stock transactions directly between customers and reinsurance companies, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except for one instance when funds were received on March 24, 2020 during a time that the Company's office was inaccessible due to the COVID-19 pandemic. The Company contacted the customer who sent the funds to request an immediate stop payment. The Company communicated this matter to the local FINRA Coordinator on March 24, 2020.

TWG SECURITIES, INC.

I, Kortney R. Wilson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

By: Kortney Wilson

C5731C9B3A8D48A...

Title: Director, Vice-President, and General Securities Principal

February 26, 2021

175 West Jackson Boulevard, 8th Floor, Chicago, Illinois 60604 tel: 312.356.2341 fax: 312.395.9408